UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-26481

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FINANCIAL INSTITUTIONS, INC. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

220 Liberty Street
Warsaw, NY 14569

FINANCIAL INSTITUTIONS, INC.
401(k) PLAN

Index

Page
A. Financial Statements and Schedule

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits at December 31, 2004 and 2003	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2003 and 2002	3

Notes to Financial Statements	4

Schedule:
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	8

Signature

B. Exhibits

23 Consent of Independent Registered Public Accounting Firm
EX-23 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Plan Administrator
   Financial Institutions, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Financial Institutions, Inc. 401(k) Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above present fairly, in all material respects, the net assets available for benefits of the Financial Institutions, Inc. 401(k) Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG

Buffalo, New York
June 24, 2005

FINANCIAL INSTITUTIONS, INC.
401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Investments, at fair value:
Cash and cash equivalents	$6,918	85,448
Mutual funds (Cost of $17,132,130 and $16,973,811 at December 31, 2004 and 2003, respectively)	20,652,589	19,214,050
Financial Institutions, Inc. common stock (Cost of $665,112 and $605,208 at December 31, 2004 and 2003, respectively)	651,326	670,519
Participant loans	453,555	372,898

Total investments	21,764,388	20,342,915

Receivables:
Employer contribution	13,347	9,538
Participant contributions	80,935	57,746
Other	22,168	17,199

Total receivables	116,450	84,483

Net assets available for benefits	$21,880,838	20,427,398

See accompanying notes to financial statements.

“Title” 2

FINANCIAL INSTITUTIONS, INC.
401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,499,296	3,001,450
Interest from participant loans	28,439	27,187
Interest and dividends	33,440	32,599

Total investment income	1,561,175	3,061,236

Contributions and transfers:
Transfers in from other plans	233,709	105,687
Participant	1,935,893	1,768,085
Employer	326,014	1,121,481

Total contributions and transfers	2,495,616	2,995,253

Total additions	4,056,791	6,056,489

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	2,603,351	881,794

Net increase	1,453,440	5,174,695

Net assets available for benefits:
Beginning of year	20,427,398	15,252,703

End of year	$21,880,838	20,427,398

See accompanying notes to financial statements.

“Title” 3

FINANCIAL INSTITUTIONS, INC.
401(k) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Description of the Plan

The following description of the Financial Institutions, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan sponsored and administered by Financial Institutions, Inc. (the Company). All employees of the Company and its subsidiaries are eligible to participate in the Plan on the first of the month following the date of their employment and upon the attainment of age 20-1/2. Participants become eligible to receive the employer match following completion of one year of service, based on hire date anniversary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration of the Plan is the responsibility of the Executive Committee (the Trustee) of the Company. Fidelity Investments Institutional Brokerage Group (the Custodian or Fidelity) holds the assets of the Plan and invests, controls, and disburses the funds of the Plan in accordance with the Plan agreement. The Burke Group, a subsidiary of the Company, is the recordkeeper for the Plan (party-in-interest).

(b)	Contributions

Each year, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions and the Company’s matching contributions into various investment options offered by the Plan. The Plan participants are able to select the Company’s common stock as an investment option for up to 25% of their total account balance. The Company matches 25% of a participant’s contributions up to the first 8% of compensation. The Company may also make additional discretionary matching contributions ($0 in 2004 and $810,842 in 2003). Contributions are subject to certain limitations.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and all earnings or losses (realized or unrealized) thereon.

(d)	Vesting

Company and participant contributions are fully vested at the time of contribution. Earnings are also immediately vested.

(e)	Payment of Benefits

The participant’s account balance will be distributed upon termination of employment due to separation from service, retirement, disability, or death, or upon financial hardship as defined in the Internal Revenue Code (IRC) and are recorded by the Plan when paid.

(Continued)

4

FINANCIAL INSTITUTIONS, INC.
401(k) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

When a participant terminates employment, the participant may elect to receive benefits in a lump-sum distribution or a deferred annuity. If the participant’s account attributable to Company contributions is $5,000 or less, the form of the distribution is at the discretion of the Plan administrator.

Withdrawal of an active employee’s before-tax contributions prior to a participant reaching age 59-1/2 may only be made on account of financial hardship as determined by the Trustee.

(f)	Participant Loans

Participants may borrow from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their account balances. Loan terms must have a definite repayment period not to exceed five years unless the loan is used for the purchase of a principal residence, in which case the repayment period may not exceed 15 years. The loans are secured by the participant’s account and bear interest at 2% above the prime rate at the time of the loan origination, currently ranging from 6% to 11.5%. Principal and interest are paid ratably through after-tax payroll deductions.

(g)	Plan Expenses

Expenses related to the administration and investment activity of the Plan are borne by the Company, at its discretion, and are therefore not reflected in the accompanying financial statements.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America. In preparing these financial statements, the plan administrator has made a number of estimates and assumptions relating to the reporting of net assets available for benefits and changes therein. Actual results may differ from those estimates. Reclassifications are made whenever necessary to conform with the current year presentation.

(b)	Investments

All contributions made to the Plan may be invested in one or more investment options. The investments are carried at fair value. Participant loans are carried at their outstanding balances, which approximate fair value. Transactions are accounted for on a trade date basis. Investment income includes interest, dividends and realized and unrealized gains and losses applicable to the plan shares in the funds. The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains and losses and the unrealized appreciation or depreciation on these investments during the year.

The investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in the near term would materially

(Continued)

5

FINANCIAL INSTITUTIONS, INC.
401(k) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

effect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

(c)	Participant Loans – Payment of Benefits

Any unpaid loan balance at the time a participant withdraws from the Plan is presented as a benefit paid to participants on the statement of changes in net assets available for benefits. All other benefits are recorded when paid.

(3)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2004 and 2003:

	2004	2003
Federated Capital Preservation Fund	$4,631,632	4,866,982
Fidelity Equity Income Fund	2,029,975	1,845,361
Franklin Capital Growth Fund	2,066,650	2,229,023
Gabelli Westwood Balanced Retail Fund	1,217,241	1,064,859
Oppenheimer Global A Fund	1,291,812	N/A
Pimco Total Return Administrative Fund	1,469,256	1,262,726
Waddell & Reed Accumulative Y Fund	1,349,315	1,463,711
Wasatch Small Cap Growth Fund	1,759,891	1,452,189

Net appreciation in fair value of investments for the years ended December 31, 2004 and 2003 are as follows:

	2004	2003
Mutual funds	$1,401,405	2,984,704
Financial Institutions Inc., common stock	97,891	16,746

	$1,499,296	3,001,450

(4)	Reconciliation of Employee Benefit Plan (Form 5500) to Statements of Net Assets Available for Benefits and Changes in Net Assets Available for Benefits

The following is a reconciliation of net assets as reported on the statements of net assets available for benefits to Form 5500s as of December 31, 2004 and 2003:

	2004	2003
Net assets available for benefits	$21,880,838	$20,427,398
Distributions payable included on Form 5500	—	(67,464)

Net assets as reported on line 1(L) of Form 5500 (Schedule H)	$21,880,838	$20,359,934

(Continued)

6

FINANCIAL INSTITUTIONS, INC.
401(k) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

The following is a reconciliation of distributions to participants as reported on the statements of changes in net assets available for benefits to Form 5500 for the years ended December 31, 2004 and 2003:

	2004	2003
Distributions to participants per the financial statements	$2,603,351	$881,794
Add distribution payable at current year-end	—	67,464
Subtract distribution payable at prior year-end	(67,464)	—

Distributions to participants per Form 5500	$2,535,887	$949,258

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will receive their account balances.

(6)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 28, 2000, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)	Related-Party Transactions

Certain plan investments are mutual funds and cash managed by Fidelity, which totaled $20,659,507 and $19,299,498 at December 31, 2004 and 2003, respectively. Fidelity is the custodian as defined by the Plan and, therefore, transactions in these funds qualify as party-in-interest transactions. Certain plan investments, totaling $651,326 and $670,519 at December 31, 2004 and 2003, respectively are the common stock of the Company, therefore, transactions in this common stock qualify as party-in-interest transactions. The Burke Group, a subsidiary of the Company, is the Plan record-keeper (party-in-interest). The Company pays all costs related to these services. Participant loans, totaling $453,555 and $372,898 at December 31, 2004 and 2003, respectively are also considered party-in-interest transactions.

7

Schedule 1

FINANCIAL INSTITUTIONS, INC.
401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

		(c) Description of investment,
	(b) Identity of issuer,	including maturity date,
	borrower, lessor,	rate of interest, collateral, and	(d) Current
(a)	or similar party	par, or maturity value	value
	Federated Capital Preservation Fund	Mutual fund	$4,631,632
*	Fidelity Contrafund	Mutual fund	678,075
*	Fidelity Equity Income Fund	Mutual fund	2,029,975
*	Fidelity Diversified International Fund	Mutual fund	453,336
*	Fidelity Spartan 500 Index Fund	Mutual fund	742,625
*	Fidelity Spartan Extended Market Index Fund	Mutual fund	244,443
*	Fidelity Spartan Money Market Fund	Mutual fund	495,661
	Franklin Capital Growth Fund	Mutual fund	2,066,650
	Gabelli Westwood Balanced Retail Fund	Mutual fund	1,217,241
	Janus Mercury Fund	Mutual fund	830,089
	Oppenheimer Capital Appreciation Fund	Mutual fund	289,864
	Oppenheimer Global A Fund	Mutual fund	1,291,812
	Pimco Total Return Administrative Fund	Mutual fund	1,469,256
	Van Kampen Comstock A Fund	Mutual fund	496,561
	Van Kampen Equity Income Fund	Mutual fund	606,163
	Waddell & Reed Accumulative Y Fund	Mutual fund	1,349,315
	Wasatch Small Cap Growth Fund	Mutual fund	1,759,891
*	Fidelity Cash Reserves-Uninvested Cash	Mutual fund	6,918
*	Financial Institutions, Inc. Company Stock	Common stock	651,326
*	Participant loans	6.00% – 11.5%, due 2005 through 2019	453,555

			$21,764,388

*	Party-in-interest transaction.

See accompanying independent auditors’ report.

“Title” 8

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FINANCIAL INSTITUTIONS, INC. 401(k) PLAN

Date: June 28, 2005	/s/ Peter G. Humphrey

Peter G. Humphrey
President and Chief Executive Officer